October 31, 2008
VIA EDGAR
Melissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0303

Dear Ms. Duru:

I am writing in response to your letter dated October 30, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Flex Fuels Energy Inc.’s (the “Company,” “we,” “us,” or “our”) Preliminary Proxy Statement on Schedule 14A.  Our responses to the comments are set forth below.  To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

General

1.
We note the press release filed with your October 7, 2008 Form 8-K. Although you checked the box to identify the materials as soliciting materials pursuant to Rule 14a-12, you did not file the release under cover of Schedule 14A. Additionally, the filing was not properly tagged on EDGAR as a “PREC14A”. To ensure that you properly identify the soliciting materials you file on EDGAR, please contact the SEC’s Filer Support Branch at 202.551.8900.

Response

We have contacted the SEC’s Filer Support Branch as requested.  They informed us that we could not change the header tag to the Form 8-K filed October 7, 2008.  However, we will ensure that we include the correct header in any subsequent filings.

Proposal 1, page 6

Election of Directors for a One-Year Term, page 6

Nominees, page 6

2.
While you disclose that Messrs. Barrows and Laird are currently directors of the company, you omit reference to the fact that Mr. Barr is also a director. In this regard, we note that Mr. Barr is described as a director in the beneficial ownership table on page 9 of the proxy. Please revise your disclosure.

Melissa Campbell Duru
October 31, 2008

Response

We have revised the disclosure to indicate that Mr. Barr is a director.

3.
We note that Mr. Laird resigned on May 16, 2008 and that said resignation was subsequently rescinded. Referencing Nevada corporate law and the provisions of your charter documents, please supplement your disclosure to provide your analysis of how the company and the board could recognize Mr. Laird’s rescission as effective in restoring him to the position of director.

Response

Section 78.330(1) of the Nevada Revised Statutes (NRS) provides: “Unless otherwise provided in the articles of incorporation or bylaws, each director holds office after the expiration of his term until his successor is elected and qualified, or until he resigns or is removed.”  Section 3.3 of the Company’s Bylaws provides that “Any director may resign his office at any time by giving written notice of his resignation to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no time be specified therein, at the time of the receipt thereof, and the acceptance thereof shall not be necessary to make it effective.”

However, NRS Section 78.115 requires that every corporation be managed under the direction of a board of directors and that every corporation must have at least one director.  At the time of Mr. Laird’s attempted resignation, the Company’s bylaws only provided for one director (note that although the Bylaws provided that the number of directors is “done,” we believe that was a typographical error and should have been “one”), which was Mr. Laird, although Messrs. Barr and Barrows were also acting as directors at the time.  Accordingly, because Mr. Laird was the only formally appointed and therefore actual director at the time of his resignation, it is unclear whether he had the legal ability to resign.

We have disclosed in the proxy statement that Mr. Barr disputes the effectiveness of Mr. Laird’s rescission, and that Mr. Barr has received a temporary restraining order prohibiting Mr. Laird from acting as a director of the Company.  As a result, we do not believe that any additional disclosure is necessary.

4.
We refer you to the Form 8-K filed on September 29, 2008 in which you announce that the board of directors approved an amendment to the company’s by-laws setting the number of directors at three. It is not apparent which board members participated at the meeting during which the amendment was approved, whether quorum existed, and whether the persons voting at said meeting to approve the by-law amendment had the authority to do so. In this regard, we note that Mr. Laird is the subject of a temporary restraining order prohibiting him from acting in his capacity as a director of the company and the dispute before the District Court of Clark County (Nevada) has not yet been settled. Moreover, it is unclear whether Mr. Barr was present at the meeting in which the by-law amendment was approved. Referencing Nevada corporate law and your charter documents, please disclose how the amendment to the by-laws could have been approved by the board of directors and become effective as of the meeting date.

Melissa Campbell Duru
October 31, 2008

Response

Under the Section 3.10 of the Company’s bylaws, a quorum at any Board meeting is a majority of the Board members.  Section 3.10 further provides that if a quorum is present, the affirmative vote of a majority of the members present is required to take an action.  Messrs. Barrows and Barr were present at the meeting and approved the amendment to the bylaws.  The Company has revised the disclosure in the proxy statement accordingly.

5.
We refer you to Section 3.1 of your by-laws. It is not apparent that the board could amend the by-laws changing the number of directors without shareholder approval. Please provide us with an analysis of whether such action has been validly taken and will be effective as of the date of the annual meeting. If the board was authorized to take such actions, please supplement your disclosure to describe the impact of the board actions (i.e. that it would result in the removal of Mr. Barr as a director).

Response

Section 3.1 of the Company's Bylaws, Number and Election, previously stated that "The number of directors that shall constitute the whole Board shall be done (sic); provided, such number may be changed by the shareholders so long as the number of directors shall not be less than one or more than nine…."

NRS Section 78.120(2) provides: “Except as otherwise provided in this subsection and subject to the bylaws, if any, adopted by the stockholders, the directors may make the bylaws of the corporation. Unless otherwise prohibited by any bylaw adopted by the stockholders, the directors may adopt, amend or repeal any bylaw, including any bylaw adopted by the stockholders.” Article X of the Company's Bylaws allows the majority of the Board, at any regular or special meeting, to repeal, alter, amend or substitute the Bylaws at any time.

We have been advised by legal counsel that the use of the word "may" in Section 3.1 of the Bylaws is considered under Nevada law to be a permissive, not mandatory, term. Thus, as the Bylaws do not expressly prohibit the directors from amending the Bylaws, the Bylaws do not exclusively vest the power to change the number of directors to the Company's shareholders.   In addition, we have been advised by counsel that Article X of the Company’s Bylaws allows the Board to amend the Bylaws, as permitted by NRS Section 78.120(2).

We have been advised by counsel that as the action to amend Section 3.1 of the Bylaws was taken at a duly constituted Board meeting and approved by a majority of the Board and does not appear to be in contravention of Nevada corporate law, the action was validly taken and will be effective as of the date of the annual meeting.

6.	Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that you do not include specific information regarding Mr. Barrows for periods prior to July 2007. Similarly, please revise to provide a more detailed biography for Mr. Laird.

Melissa Campbell Duru
October 31, 2008

Response

We have revised the disclosure as requested.

Ownership of Securities, page 9

Security Ownership of Management and Directors, page 9

7.	Please revise the footnotes to the table and disclosure on page 15 to clarify the relationship of Gillian Penton to the company.

Response

We have revised the disclosure to clarify the relationship of Gillian Penton to the Company.

8.	Please indicate the percentage of shares held by Mr. Gordon Ewart.

We have revised the disclosure as requested.

Manner and Cost of Proxy Solicitation, page 15

9.
We note that the solicitation of proxies by mail may be supplemented by “telephone, facsimile, e-mail or personal solicitation.” Based on your disclosure, it would appear that you will also solicit proxies via the Internet. Please revise to disclose this fact. Further, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response

We have revised the disclosure to indicate that proxies may be solicited via the Internet.  In addition, we confirm that all written soliciting material, including any scripts to be used in soliciting proxies over the telephone, or e-mail correspondence and information posted on the Internet will be filed under cover of Schedule 14A

10.	We direct you to Item 4(b)(4). Please supplement your disclosure by indicating the amount spent to date, in connection with the solicitation.

Response

We have revised the disclosure to indicate the amount spent to date in connection with the solicitation.

Melissa Campbell Duru
October 31, 2008

11.
Your disclosure contains an incorrect cross-reference to participant information found in “Annex A”. Please correct your disclosure so that you direct shareholders to the information contained in “Appendix A.”

Response

We have revised the disclosure as requested.

Appendix A

12.
Please remove the reference to the fact that the persons listed below “may be deemed” to be participants and instead state clearly that such persons are participants. Additionally, as noted above, it appears that Mr. Barr is a director of the company and the information called for by Item 5(b) of Schedule 14A should be provided with respect to Mr. Barr. Please revise your disclosure accordingly.

Response

We have revised the disclosure to clearly state that the persons listed are participants.  Although Mr. Barr is currently a director, he has stated his intention to oppose our nominees, and as such we do not expect that he would cooperate in providing this information to us.  We have provided information about Mr. Barr based on publicly available information.  In addition, we note that Mr. Barr will not be aiding us in any way in connection with our solicitation.

13.
It does not appear that you have provided all the information required by Item 5(b) of Schedule 14A. For example, information regarding the employment or occupation of each participant is missing from the disclosure. Similarly, please include the disclosure required by Item 5(b)(1)(viii) of Schedule 14A.

Response

We have revised the disclosure to include the information required by Item 5(b) of Schedule 14A.

14.
Please update the information required by Item 5(b)(1)(iv) of Schedule 14A regarding the amount of each class of securities owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Response

We have revised the disclosure to clarify that the information regarding the share ownership is accurate as of October 28, 2008.

Melissa Campbell Duru
October 31, 2008

Form of Proxy Card

15.	Please revise the form of proxy card to clearly indicate that it is a preliminary copy. See Rule 14a-6(e)(1).

Response

We have revised the form of proxy card to clearly indicate that it is a preliminary copy.

16.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this on the proxy card.

Rule 14a-4(c)(3) provides that this disclosure may be made in the proxy statement.  Accordingly, we have revised the proxy statement on page 14 to clarify that the discretionary authority may only be used for matters unknown a reasonable time before the solicitation.

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The company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Philip J. Niehoff of Mayer Brown LLP at phone number (312) 701-7843 or fax number (312) 701-7711 if you have any questions or require additional information.

Sincerely,

/s/ Brian Barrows

Brian Barrows
Chief Executive Officer